UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:	001-34273
CUSIP Number:	14170T 101

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

CareFusion Corporation

Full Name of Registrant

N/A

Former Name if Applicable

3750 Torrey View Court

Address of Principal Executive Office (Street and Number)

San Diego, California 92130

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

CareFusion Corporation (the “Company”) is not, without unreasonable effort or expense, able to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 (the “Form 10-Q”) by the November 9, 2012 due date.

As previously disclosed, the Company delayed the filing of its Annual Report on Form 10-K for the fiscal year ended June 30, 2012 (the “Form 10-K”) to consult with the Office of the Chief Accountant (the “OCA”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s accounting policy for sales-type leases associated with its Pyxis® medication and supply dispensing products. On November 8, 2012, the Company issued a news release (the “News Release”) in which the Company reported its preliminary selected financial results for the quarter ended September 30, 2012. In the News Release, the Company also reported that as a result of the Company’s discussions with the OCA, the Company determined that it will modify the manner in which it applies lease accounting principles to its Pyxis sales-type leases. The Company is now in the process of analyzing the impact on its financials. Until this analysis is complete, the Company is unable to file its Form 10-K or its Form 10-Q.

The Company does not anticipate that it will resolve this issue and file the Form 10-Q within the 5-day extension period afforded by Rule 12b-25, which is November 14, 2012. The Company plans to file its Form 10-K and Form 10-Q as soon as possible after its accounting analysis and all related work is complete.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James F. Hinrichs, Chief Financial Officer	858	617-2000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

The Company has not filed its Annual Report on Form 10-K for the fiscal year ended June 30, 2012.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No *

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

* As set forth above, the Company determined that it will modify the manner in which it applies lease accounting principles to its Pyxis sales-type leases. The modified application of lease accounting principles will impact how the Company records revenue for its sales-type leases. As a result, the amount of revenue recorded at the inception of each lease and the amount recorded as finance income during the term of each lease may change. In some cases, more revenue may be recognized at the inception of the lease and, in other cases, more revenue may be recognized as finance income during the lease term. However, this should not result in any change in the total amount of revenue recognized over the term of a lease. Depending on the results of the Company’s analysis, the Company could be required to restate its historical financial statements, as well as its previously announced preliminary financial results for the fiscal year ended June 30, 2012 and the quarter ended September 30, 2012.

The Company continues to believe that this will have no impact to the Company’s previously reported cash, cash equivalents, short-term investments and overall cash flows. At this time, the Company is still assessing the potential impact on the Company’s cumulative revenue and earnings associated with it sales-type leases and the Company’s investment in sales-type leases on the balance sheet.

Until the Company completes its analysis and any additional related work, the Company is unable to determine the changes, if any, in its results of operations for the years ended June 30, 2010, 2011 and 2012, and the quarterly periods therein, that may be reflected in the financial statements to be included in the Form 10-K and Form 10-Q.

Cautionary Statement Regarding Forward-Looking Information

This filing contains “forward-looking statements”, including the Company’s statements regarding the Company’s accounting policies, the impact of potential changes in the application of the Company’s accounting policies on the Company’s business and cash flows, the potential restatement of the Company’s prior financial reports and preliminary financial results, the Company’s timing for filing its Form 10-K and Form 10-Q, and the nature of any potential adjustments of the restated financial reports. The Company intends forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “anticipates,” “plans,” or similar expressions to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause the Company’s actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risk that additional information may arise during the course of the Company’s lease accounting review that may require the Company to make additional adjustments, the time and effort required to complete the Company’s analysis, the time and effort required to complete a restatement of the financial reports, if required, the impact of any changes in the application of lease accounting principles to the Company’s sales-type leases, including the impact on the Company’s business and cash flows, the impact on the Company’s prior financial reports and preliminary financial results, and the time and effort required to file the Form 10-K and Form 10-Q, as well as other risks described more fully in Item 1A in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2011, which are expressly incorporated herein by reference, and other factors as may periodically be described in the Company’s filings with the Commission. We undertake no obligation to update publicly any of these statements in light of future events, except as required in subsequent reports we file with the Commission.

CareFusion Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 8, 2012	By:	/s/ James F. Hinrichs
		Name:	James F. Hinrichs
		Title:	Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).